UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the fiscal year
ended December 31, 2013.

or

[   ]     Transition Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the transition
period from ____________ to ______________.

Commission File Number:  0-11204

AmeriServ Financial
401(k) Profit Sharing Plan
(Full title of the plan)

AmeriServ Financial, Inc.
Main and Franklin Streets
 Johnstown, PA  15901
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant's telephone number, including area code:  (814) 533-5300

Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:

AmeriServ Financial, Inc.
Main and Franklin Streets
Johnstown, PA  15901

Attention:  Nicholas E. Debias, Jr.

With a copy to:

Wesley R. Kelso, Esquire
Stevens & Lee
Suite 602
25 North Queen Street
Lancaster, PA  17603
(717) 399-6632

Item 1. Financial Statements and Exhibits
a.	Financial Statements	Page Number
	Report of Independent Registered Public Accounting Firm.	3
	Statement of Net Assets Available for Benefits as of December 31, 2013 and 2012.	4
	Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012.	5
	Notes to Financial Statements.	6-15
	Supplemental Schedule.	16-17
b.	Exhibits
	Consent of S.R. Snodgrass, P.C.	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of AmeriServ Financial 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of AmeriServ Financial 401(k) Profit Sharing Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AmeriServ Financial 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of AmeriServ Financial 401(k) Profit Sharing Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/S.R. Snodgrass, P.C.

Wexford, Pennsylvania

June 17, 2014

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
ASSETS
Investments, at fair value:
Common / Collective Funds	$17,686,772	$14,920,180
Mutual Funds	8,549,525	6,691,794
AmeriServ Financial, Inc. Common Stock	337,584	417,023
AmeriServ Financial Capital Trust Preferred Stock	463,955	496,807
Annuities	918,318	111,818
Money Market Funds/Cash Equivalents	1,858,560	1,879,476
Total Investments	29,814,714	24,517,098
Cash	197,160	10,286
Notes Receivable From Participants	336,859	404,944
Contribution Receivable From Employer	14,304	11,423
Contribution Receivable From Participants	39,329	35,966
Accrued Interest Receivable	4,080	4,491
Net assets available for benefits, at fair value	30,406,446	24,984,208
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(4,551)	(32,847)
NET ASSETS AVAILABLE FOR BENEFITS	$30,401,895	$24,951,361

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2013	2012
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
INVESTMENT INCOME:

Net appreciation in fair value of investment	$4,090,774	$2,411,734
Interest and dividends	416,337	260,333
Total Investment Income	4,507,111	2,672,067
Interest income on notes receivable from participants	17,276	19,780
CONTRIBUTIONS:
Contributions by participants	1,025,498	934,208
Contributions by employer	319,170	268,365
Rollovers	722,034	162,212
Total Contributions	2,066,702	1,364,785
Total Additions	6,591,089	4,056,632
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,140,555	2,722,649
Net increase	5,450,534	1,333,983
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the year	24,951,361	23,617,378
End of year	$30,401,895	$24,951,361

The accompanying notes are an integral part of these financial statements

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the AmeriServ Financial 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of AmeriServ Financial, Inc., and its wholly owned subsidiaries AmeriServ Financial Bank, and AmeriServ Trust and Financial Services, (the “Companies”), including members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2653-06 (the “Union”).  Following the amendment to close the defined benefit plan to employees hired after December 31, 2012, the Plan was amended, effective January 1, 2013.  Union employees who have attained the age of 21 and the earlier of completion of 12 consecutive months of service with at least 500 hours of service are eligible to participate, but are not eligible to receive an employer discretionary contribution until achieving 1,000 hours of service.  Non-union employees hired and rehired after December 31, 2012, are eligible to participate upon hire.  The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Contributions

Employees hired prior to December 31, 2012, may elect to contribute, through the 401(k) feature, 1 percent to 100 percent of their base salaries each period to the maximum amount permitted by the Internal Revenue Code. Non-union employees hired or rehired after December 31, 2012, will be provided an employer matching contribution equal 50% of the first 6% of deferred compensation.  These employees, in addition to all Union employees, will receive a nonelective contribution or 4% of their base pay plus commissions.   Employees may elect to have their contributions, in 5 percent increments, invested in one or more of 33 mutual funds, 7 common/collective portfolios, 2 money market/cash equivalent  funds, and the AmeriServ Financial, Inc. common or preferred stock administered by the Plan’s trustee.  The diversified mutual fund investment options include bond and government securities funds and various U.S. and foreign stock funds.  Additionally, participants can elect to have a portion of their portfolio invested in annuity accounts, which are restricted based on age and minimum investment thresholds.

The Companies have the right to make a discretionary contribution to the Plan.  Any contribution to be made will be on an annual basis, and such contribution is allocated as a percentage of compensation of eligible participants for the year.  For non-union employees hired before December 31, 2012 the match is 50 percent of the first 2 percent of pretax 401(k) contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

NOTE 1 - DESCRIPTION OF PLAN (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the company’s contribution (if applicable) plus plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Companies’ contributions in the Plan is based on completion of credited service years.  A credited service year is considered one in which the participant completed at least 1,000 hours of service.  Employees become 100 percent vested after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  The loans are secured by the balance in the participant’s account and bear interest rates that are commensurate with the five year AmeriServ Financial published home equity rate on the day the loan is requested.  Principal and interest is paid ratably through bi-weekly payroll deductions. Interest rates on the notes receivable ranged from 2.89% to 13.24%, while the maturity dates ranged from September 30, 2014 to November 15, 2018.

Payment of Benefits

On termination of service, a participant will receive a lump sum amount equal to the vested value of his or her account.  The Plan also provides for normal retirement benefits to be paid in the form of a lump sum upon reaching age 65 or termination of employment and has provisions for deferred, death, disability and retirement benefits, and hardship withdrawals.

Forfeitures

Forfeitures of a participant’s non-vested account shall be restored upon rehire if such rehire happens at any time during his or her fifth consecutive one-year break in service. At the end of the Plan year in which the former participant incurs his or her fifth consecutive one-year break in service, the forfeitures held on behalf of the participant will be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s account balance bears to all account balances for such year.  At December 31, 2013 and 2012, the forfeiture account had a balance of $9,110 and $16,604 respectively.  Forfeitures totaling $8,792 and $9,098 for the years ended December 31, 2013 and 2012, respectively, were reallocated to participants’ accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Pension Committee determines the Plan’s valuation policies utilizing information provided by investment advisors, custodians, and insurance company.  See Note 7 for discussion of fair value measurements.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Interest income is recorded on the accrual basis.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.  No allowance for credit losses has been recorded as of December 31, 2013 or 2012.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.  There were no contributions payable as of December 31, 2013 or 2012.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.  Such costs amounted to $119,307 and $95,360 for the years ended December 31, 2013 and 2012, respectively.

Reclassification of Comparative Amounts

Certain comparative amounts for the prior year have been reclassified to conform to current-year classifications.  Such classifications had no effect the net increase in plan assets or net assests available for benefits.

NOTE 3 - INVESTMENTS

The Plan investments are administered by AmeriServ Trust and Financial Services (the “Trustee”).

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,090,774  and $2,411,734 for the years ended December 31, 2013 and 2012, respectively.

	Net Appreciation
	in Fair Value During Year
	2013	2012

Common / Collective Funds	$2,685,018	$1,447,815
Mutual Funds	1,365,720	825,523
Annuities	32,500	1,818
AmeriServ Financial Capital Trust Preferred Stock	3,610	20
AmeriServ Financial, Inc. Common Stock	3,926	136,558
Net appreciation in fair value	$4,090,774	$2,411,734

NOTE 3 – INVESTMENTS (continued)

The fair value of investments representing 5 percent or more of the Plan’s net assets at December 31 are as follows:

2013
Goldman Sachs Financial Prime Obligation	$1,584,553
Federated Capital Preservation	1,600,050
Vanguard Institutional Index	1,967,847
Pathroad Tactical Balance Growth & Income	6,476,450
Pathroad Tactical Capital Appreciation & Income	4,178,562
Pathroad Tactical Conservation Growth & Income	2,313,157
Pathroad Tactical Long-Term Equity	2,191,703

2012
Goldman Sachs Financial Prime Obligation	$1,627,723
Federated Capital Preservation	1,901,678
Vanguard Institutional Index	1,578,215
Pathroad Tactical Balance Growth & Income	4,972,275
Pathroad Tactical Capital Appreciation & Income	3,023,346
Pathroad Tactical Conservation Growth & Income	2,286,069
Pathroad Tactical Long-Term Equity	1,292,000

The Plan invests in the Federated Capital Preservation Fund, which invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value.  Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Federated Capital Preservation Fund. These events include, but are not limited to, layoffs, bankruptcy, plant closings, plan termination, mergers, and early retirement incentives. These events may cause liquidation of all or a portion of a contract at a market value adjustment. As of December 31, 2013, the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is not considered probable.

For the Federated Capital Preservation Fund, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment daily at contract value without any redemption notice or restrictions.  Plan level initiated transactions require a twelve month redemption notice in order to withdraw at full book value.  Plan level initiated transactions with less than a twelve month redemption notice may incur an adjustment to book value.

The average yield for the Federated Capital Preservation Fund based on actual earnings for years ended December 31, 2013 and 2012 was 1.15% and 1.64% respectively.  This represents the annualized earnings of all investments in the Federated Capital Preservation Fund divided by the average balance of all investments, at fair value, in the Federated Capital Preservation Fund for year ended December 31, 2013.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right, under the Plan, to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Companies that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) by letter dated April 9, 2012.  The plan has been amended since receiving the opinion letter, the prototype sponsor and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective funds that are managed by the Trustee of the Plan. The balance of these funds is $16,086,722 and $13,018,502 representing 53% and 52% of net assets available for benefits as of December 31, 2013 and 2012, respectively.  The Plan also invests in the Plan Sponsor’s common and preferred stock.  At December 31, 2013 and 2012, the Plan held 111,414 and 138,546 shares of AmeriServ Financial Inc. common stock and 18,052 and 19,475 shares of AmeriServ Financial Capital Trust preferred stock respectively.  Dividends in the amount of $38,977 and $31,247 were received on preferred stock for the years ended December 31, 2013 and 2012, respectively.  Therefore, related transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services and related payment of fees.

NOTE 7 - FAIR VALUE MEASUREMENTS

The Plan provides enhanced disclosures about assets and liabilities carried at fair value.  Disclosures follow a hierarchal framework that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs.  The three levels of the fair value hierarchy are described below:

Level I:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

Level II:

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used for the years ending December 31, 2013 and 2012.

Common and preferred stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trusts: Valued at the NAV of shares held by the plan at year end adjusted for any cash held for liquidity purposes and any fees imposed by the fund. The net asset value per unit is determined by dividing the net assets by the number of units outstanding on the day of valuation. In accordance with the terms of the Plan of Trust, the net asset value of the fund is determined daily. Units are issued and redeemed daily, at the daily net asset value. Also the net investment income and realized and unrealized gains on investments are not distributed.  The fair value of the Federated Capital Preservation Fund, which primarily holds investments in fully benefit-responsive contracts, is calculated by the issuer using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. The fair value of the Plan’s investment in the Federated Capital Preservation Fund is based on its proportionate ownership of the underlying investments. There are no imposed restrictions as to the redemption of these investments.

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

Money Market/Cash Equivalent:  These investments attempt to stabilize (NAV of its shares at $1.00) by valuing their portfolio securities using the amortized cost method. A market-based NAV per share is calculated on a periodic basis.  The issuers do not guarantee that the NAV will always remain at $1.00 per share.  Shares can be redeemed on a same day basis but only directly from the issuer.  Such transactions do not constitute an active market.

Variable Annuities:  Valuation based on the daily closing value of the sub accounts utilized in the individual annuity contract.  Variable Annuities are registered products and are subject to Financial Industry Regulatory Authority (FINRA), SEC, and state regulations.

Fixed/Index Annuities: Valued based on method outlined in the annuity contract, as calculated by the annuity provider, based on observable inputs through the review of existing contracts and readily  available financial information available on the websites of the issuing financial institutions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

	December 31, 2013
	Level I	Level II	Level III	Total
Assets:
Common/Collective Trust	$-	$17,686,772	$-	$17,686,772

Mutual Funds:
Index Funds	2,038,270	-	-	2,038,270
Balanced Funds	1,411,539	-	-	1,411,539
Growth Funds	3,919,114	-	-	3,919,114
Target Date Funds	95,310			95,310
Fixed Income Funds	1,081,798	-	-	1,081,798
Other Funds	3,494	-	-	3,494
Total Mutual Funds	8,549,525	-	-	8,549,525

Common Stock
Financial Institution	337,584	-	-	337,584
Preferred Stock
Financial Institution	463,955	-	-	463,955
Money Market Funds/Cash Equivalent		1,858,560	-	1,858,560
Annuities	-	918,318	-	918,318

Total assets, at fair value	$9,351,064	$20,463,650	$-	$29,814,714

	December 31, 2012
	Level I	Level II	Level III	Total
Assets:
Common/Collective Trust	$-	$14,920,180	$-	$14,920,180

Mutual Funds:
Index Funds	1,696,574	-	-	1,696,574
Balanced Funds	1,053,502	-	-	1,053,502
Growth Funds	2,387,161	-	-	2,387,161
Target Date Funds	69,530			69,530
Fixed Income Funds	1,151,451	-	-	1,151,451
Other Funds	333,576	-	-	333,576
Total Mutual Funds	6,691,794	-	-	6,691,794

Common Stock
Financial Institution	417,023	-	-	417,023
Preferred Stock
Financial Institution	496,807	-	-	496,807
Money Market Funds/Cash Equivalent		1,879,476	-	1,879,476
Annuities	-	111,818	-	111,818

Total assets, at fair value	$7,605,624	$16,911,474	$-	$24,517,098

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective Trust	$17,686,772	N/A	Daily	Daily

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective Trust	$14,920,180	N/A	Daily	Daily

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in mutual funds, money market funds, annuities, notes receivable from participants, common/collective funds, AmeriServ Financial, Inc. common stock and AmeriServ Financial Capital Trust preferred stock, contributions receivable, accrued interest receivable, cash and cash equivalents would be considered financial instruments. At December 31, 2013 and 2012, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment	(d) Cost	(e) Current
	or similar party	including maturity date,		Value
		rate of interest, collateral,
		par or maturity value

	Common Stock
*	AmeriServ Financial, Inc.	AmeriServ Financial, Inc.	N/R	$337,584

	Total Common Stock			337,584

	Preferred Stock
*	AmeriServ Financial, Inc.	AmeriServ Financial Capital Trust	N/R	463,955

	Total Preferred Stock			463,955

	Mutual Funds
	Alliance Bernstein	S/C – Adv #426	N/R	205,013
	Calvert	Calvert Social Equity	N/R	1,079
	Federated	Inst’l High-Yield Bond Fd	N/R	52,555
	Fidelity	Sel Softward & Comp #28	N/R	100,028
	Fidelity	Low-Priced Stock Fund	N/R	811,757
	Fidelity	New Markets	N/R	80,137
	First Eagle	Global Fund –I	N/R	309,672
	Harbor	Inst’l Lnt’l Fd	N/R	43,013
	John Hancock III	Disc Value Mid Cap	N/R	31,342
	Loomis Sayles	Bond Fund	N/R	215,217
	MFS	International New Discovery	N/R	211,511
	Natixis Loomis Sayles	Limited Term	N/R	163,688
	Pimco	GNMA Fund – Inst	N/R	148,841
	Pimco	Income Instl Fd #1821	N/R	66,567
	Pimco	Real Estate Real Return St-1	N/R	3,494
	Pimco	Total Return Fund #35	N/R	354,793
	Primecap	Odyssey Aggr Grwth Fd	N/R	342,348
	T. Rowe Price	Capital Appreciation	N/R	1,411,539
	T. Rowe Price	Equity Income	N/R	410,983
	T. Rowe Price	Financial Services	N/R	43,570
	T. Rowe Price	Health Sciences Fd #114	N/R	569,911
	T. Rowe Price	Retire 2015	N/R	58,492
	T. Rowe Price	Retire 2025	N/R	14,590
	T. Rowe Price	Retire 2030	N/R	4,155
	T. Rowe Price	Retire 2035	N/R	14,824
	T. Rowe Price	Retire 2040	N/R	510
	T. Rowe Price	Retire 2045	N/R	2,739
	The Yacktman Fund	Growth	N/R	693,870
		16

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2013 (continued)

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment	(d) Cost	(e) Current
	or similar party	including maturity date,		Value
		rate of interest, collateral,
		par or maturity value

	Vanguard	Extended Market Index Fd	N/R	18,067
	Vanguard	Small Cap Index-Sig	N/R	5,269
	Vanguard	Institutional Index	N/R	1,967,847
	Vanguard	Total Bond Market Index	N/R	47,087
	Wells Fargo	Advantage Growth-INS	N/R	145,017

	Total Mutual Funds			8,549,525

	Common / Collective Funds
*	Pathroad Tactical Balance Growth & Income		N/R	6,476,450
*	Pathroad Tactical Capital Appreciation & Income		N/R	4,178,562
*	Pathroad Conservative Fixed Income		N/R	405,211
*	Pathroad Tactical Conservative Growth & Income		N/R	2,313,157
*	Pathroad Tactical Intermediate-Term Fixed Income		N/R	521,639
*	Pathroad Tactical Long-Term Equity		N/R	2,191,703
	Federated Capital Preservation		N/R	1,600,050

	Total Common/Collective Funds			17,686,772

	Money Market Funds/Cash Equivalents/Insurance Contracts
	Goldman Sachs Financial Prime Obligations		N/R	1,584,553
	Goldman Sachs Financial Treasury Obligations		N/R	274,007
	Annuity Contracts		N/R	918,318

	Total Money Market Funds/Cash Equivalents/Insurance Contracts			2,776,878

* Participant Loans			-	336,859
		Interest rates ranging from 2.89% to 13.24%
		Maturity dates ranging from 9/30/14 to 11/15/18
	Total			$30,151,573

* Party-in-Interest
N/R – Not Required

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the AmeriServ Financial 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 17, 2014

AmeriServ Financial 401(k) Profit Sharing Plan

AmeriServ Trust and Financial

Services Company, as Trustee

By  /s/David M. Margetan

David M. Margetan, Vice President

Assistant Manager Retirement Services

Exhibit Index

Exhibit

1.

Consent of S. R. Snodgrass, P.C.

Exhibit 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We consent to the incorporation by reference in the Registration Statement Nos. 033-53935, 033-55845, 033-55207, 033-55211, 333-67600, and 333-176869 on Form S-8 of AmeriServ Financial, Inc. of our report dated June 17, 2014, relating to our audits of the financial statements and supplemental schedules, which appear in this Annual Report on Form 11-K of the AmeriServ Financial 401(k) Profit Sharing Plan for the year ended December 31, 2013.

/s/S.R. Snodgrass, P.C.

Wexford, Pennsylvania

June 17, 2014